

Mail Stop 7010

July 25, 2006

via U.S. mail and facsimile

Raymond J. De Hont
Chief Executive Officer
Met-Pro Corporation
160 Cassell Road, P. O. Box 144
Harleysville, Pennsylvania   19438

> **RE: Met-Pro Corporation**
> **Form 10- K for the Fiscal Year Ended January 31, 2006**
> **Filed April 13, 2006**
> **File No. 1-07763**

Dear Mr. DeHont:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2006

 Management's Discussion and Analysis, page 15

Results of Operations, page 15

1. When preparing your discussion and analysis of results of operations in future filings, please address material changes in the underlying drivers of each item on your statement of operations, rather than merely describing items identified on the face of the statement of operations. Specifically, you disclose the percentage change in revenue year over year, which is information that is readily obtainable by the reader. However, you do not provide an analysis of these changes or the positive or negative impact on future operations. Refer to SEC Release 33-8350 for guidance.

Contractual Obligations, page 18

2. In future filings, please revise your table of contractual obligations as follows:
    * To increase transparency of cash flow, please include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.
    * If material, to the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please disclose estimates of the amounts you will be obligated to pay.
    * If material, to the extent your are required or planning to fund your pension plans in the future, present in this table funding contributions to your for at least the following year and, if known, for subsequent years. Include a footnote to the table that (1) discusses the basis for inclusion or exclusion of these obligations and (2) explicitly states the periods for which no amounts have been included in the table.

Critical Accounting Policies and Estimates, page 19

3. We note your disclosure on page 9 regarding the potential goodwill impairment charge with respect to your Flex-Kleen Division. In light of the significance of your goodwill, in future filings, please revise your critical accounting policies in your management's discussion and analysis to disclose your policy for testing for goodwill impairment, the method you use to estimate the fair value of your reporting units, your significant assumptions under this valuation method, and uncertainties and risks of change related to these assumptions. Further, in order

for a reader to have better insight into the likelihood of a material charge in future periods, please disclose the amount of goodwill at each of your reporting units, the carrying value of each of your reporting units, and the fair values of each reporting unit for each period presented. Please also provide a sensitivity analysis disclosing the effect of a 1% change in each significant assumption.   In your response, please show us what your disclosures will look like in future filings.

Item 7A – Quantitative and Qualitative Disclosures about Market Risk, page 21

4. In future filings, please provide the disclosures required by one of the three alternatives for quantitative disclosures about interest rate risk, market risk exposure for your financial instruments and foreign currency transactions. Refer to Item 305 of Regulation S-K for guidance.

Consolidated Statement of Shareholders' Equity, page 29

5. We note that you present accumulated other comprehensive income on the face of your consolidated balance sheet. However, you have not disclosed the accumulated balances for each component of accumulated other comprehensive income. Please provide the required disclosures in future filings. In your response, show us what these disclosures will look like. Refer to paragraph 26 of SFAS 130.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page 31

Property, plant and equipment, page 31

6. You disclose that depreciation is computed principally by the straight-line method over the estimated useful lives. Further, on page 20, you identify these useful lives as a critical accounting estimate. However, you have not provided the useful lives of your fixed assets by category anywhere in your filing. Please revise future filings to include the useful lives used in calculating your depreciation expense. In addition, please disclose your impairment policy with respect to your property, plant and equipment in future filings.

Revenue Recognition, page 32

7. You disclose that revenues are generally recognized when products are shipped.
   • Please quantify the amount of revenues for each period presented that were not recognized when products were shipped. If material, please tell us when you recognize this revenue, please tell us your basis in GAAP for recognizing revenue at this point, and please clarify your disclosures accordingly.

- It is unclear from your disclosures whether all of the criteria for revenue recognition (namely, pervasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is fixed or determinable and collectibility is reasonably assured), as discussed in SAB No. 104, are met at the time of shipment. Please confirm and clarify your disclosures accordingly in future filings.

Note 2 – Fair Value of Financial Instruments, page 35

8. We note from your disclosure that you classify short-term investments with an original maturity of six months or less as cash equivalents. Given that only investments with original maturities of three months or less qualify for presentation as cash equivalents, please tell us your basis under GAAP for your presentation. Additionally, please provide us the amount of your cash and cash equivalents with original maturities of three months or less and the amount of your cash and cash equivalents with original maturities of more than three months as of January 31, 2006.

Note 5 – Debt, page 37

9. We note that the terms you disclose with respect to certain of your debt are, in fact, the terms in place as a result of your interest rate swaps. Given that the terms of an interest rate swaps can be modified or the swap itself terminated, in future filings, please separately disclose the terms of your debt and interest rate swaps throughout your filing.

10. We note from your disclosures that you use an interest rate swap. In future filings please provide the disclosures required by paragraphs 44 and 45, to the extent applicable, of SFAS 133. We remind you that you agreed to provide this information in your filings in your letter to us dated January 7, 2003.

Note 7 – Income Tax, page 38

11. We note from your disclosures that you conducted a review of your classification of research and development expenditures. It appears that as a result of this review you received material tax credits that lowered your effective tax rate by 5.9%. Please tell us more about this review, including (1) whether you changed how you accounted for research and development expenditures for book purposes or only for tax purposes, (2) the reason for the change in fiscal 2006, and (3) why you did not utilize these research and development tax credits in prior years.

Note 10 – Other Income/(Expense), Net, page 45

12. Please tell us the nature and amount of each of the items included in other income / (expense) for each period presented. With respect to the litigation charges, as well as the gains and losses on the sale of property and equipment, citing relevant accounting literature, please tell us how you determined presentation outside of operating income is appropriate.

Note 11 – Business Segment Data, page 45

13. We note you have restated your segment data in your first quarter 2006 Form 10-Q to present the Sethco product line to the fluid handling equipment segment. Please tell us more about how you determined that the Sethco product line previously should have been aggregated with the other divisions in the product recovery / pollution control equipment segment and subsequent to February 1, 2006, should be aggregated with the other divisions in your fluid handling equipment segment. In order for us to better understand your response, please provide us with a copy of the internal financial reports regularly reviewed by your chief operating decision maker as of January 31, 2006 and April 31, 2006. Please identify your operating segments for us and the basis for your determination, in accordance with paragraphs 10-15 of SFAS 131. Please also provide us with your aggregation analysis in accordance with paragraph 17 of SFAS 131. As part of your aggregation analysis, please provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

Note 13 – Contingencies, page 46

14. You have concluded that asbestos proceedings will not have a material adverse impact upon your operations, liquidity or financial condition. Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. Accordingly, in future filings, please comply with the disclosure requirements of paragraph 10 of SFAS 5. In addition, if losses exceeding amounts already accrued could be material, please include all appropriate disclosures required by SFAS 5 and Staff Accounting Bulletin 5:Y, including but not limited to, the following:

- Nature of the personal injury or property damages alleged;
- The amount accrued;
- The range of the reasonably possible range of additional loss;
- Circumstances affecting the reliability and precision of loss estimates;
- The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;
- Whether, and to what extent, losses may be recoverable from third parties;
- The timing of payments of accrued and unrecognized amounts;
- The material components of the accruals and significant assumptions underlying estimates;
- The total claims pending at each balance sheet date,
- The number of claims filed for each period presented;
- The number of claims dismissed;
- The number of claims settled;
- The number of claims otherwise resolved;
- The average costs per settled claim;
- The total damages alleged at each balance sheet date (Reg. S-K, Item 103);
- The aggregate settlement costs to date;
- The aggregate costs of administering and litigating the claims.

Please provide us your proposed disclosure in response to the above comment.

15. You disclose that you have other legal proceedings arising out of the ordinary course of business that you believe will not have a material adverse impact upon your operations, liquidity or financial condition. We remind you that if the conditions of paragraph 8 of SFAS 5 are met, the estimated loss from the loss contingency should be accrued. However, if paragraph 8 criteria is not met and no accrual is made, please state the amount or range of the reasonably possible loss or state that such an estimate cannot be made.   Please confirm, if true, that you will comply with SFAS 5 in future filings. Please provide us your proposed disclosure in response to the above comment.

Exhibits 31.1 and 31.2 - Certifications

16. In future filings, please exclude the titles of your officers in your 302 Certifications. Refer to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) for guidance.

Form 10-Q for the Fiscal Quarter Ended April 30, 2006

General

17. Please also address the above comments in future filings of your Form 10-Q, to the extent applicable.

Controls and Procedures, page 20

18. We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures "…are functioning effectively to provide reasonable assurance that the information required to be disclosed by [you] in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to [your] management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure." While we note from your disclosures that your disclosure controls and procedures are *functioning* effectively, it is unclear whether your disclosure controls and procedures were effectively *designed* to record, process, summarize and report, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.   Accordingly, please confirm to us and revise, in future filings, your disclosure to simply conclude that your disclosure controls and procedures are effective, if true, similar to your disclosures in Item 9A of your Form 10-K for the year ended December 31, 2005.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief